March 25, 2011

Submitted on EDGAR under "CORRESP"

Ms. Kathryn Jacobson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Subject:	Barrett Business Services, Inc. Form 8-K filed March 17, 2011 File No. 0-21886

Dear Ms. Jacobson:

We are in receipt of Larry Spirgel's letter dated March 18, 2011, regarding the subject filing.  Our response corresponds to the numbered comment in the letter.

1.         We note your disclosure that management had concluded that a "change in accounting method for legal expenses incurred for the administration of workers' compensation claims by the Company's captive insurance subsidiary" should be made and that the financial statements for all periods beginning January 1, 2007 should be restated to reflect the effect of this change.  Additionally, the Company is also evaluating the preferability of making a conforming change to its accounting method for legal expenses incurred for the administration of workers' compensation claims that arose prior to the formation of the insurance captive subsidiary.  We believe that you should revise your disclosure to refer solely to an "error" in accounting for the subject legal expenses, and delete any reference to a "change in accounting method" and additionally, the "preferability of making a conforming change."

            Response:  We are self insured for workers’ compensation.  Prior to January 1, 2007 all claims were administered by Barrett Business Services, Inc. (BBSI or the Company).  Subsequent to January 1, 2007 all new claims are administered by our captive insurance company, Associated Insurance Company for Excess, Inc. (AICE).  We have developed our accruals for probable losses using a fully developed claims expense estimate.  The Company’s historical accounting policy has been to expense the legal costs incurred related to the defense of workers’ compensation claims in the period incurred.

Ms. Kathryn Jacobson

March 25, 2011

While completing our annual closing procedures for the year ended December 31, 2010, we became aware of ASC 944-40-25-1:3 requiring insurance entities to include legal costs in the estimate of losses.  We further concluded that ASC 944-10-15-2 specifically includes captive insurance companies within the scope of the standard.  We evaluated whether or not these standards were applicable to our consolidated financial statements given BBSI is not an insurance entity, however, ASC 810-10-25-15 clearly requires retention of the industry specific accounting in consolidation.  Based on this guidance we have concluded that the omission of legal costs for all claims administered by AICE is an error and we intend to restate our financial statements to correct that error.

We have concluded that our accounting policy to exclude legal expenses for claims administered by BBSI is permissible under generally accepted accounting principles (GAAP).  For non-insurance entities, estimates for un-insured losses are governed by ASC 450-20.  ASC 450-20 does not require accrual for legal fees associated with the settlement of loss contingencies.  Further, an entity shall select an accounting policy that provides for either the inclusion or exclusion of estimated legal fees and other directly related costs and consistently apply such a policy.

The AICPA discussed the inclusion of probable legal fees associated with loss accruals in a meeting with the SEC staff held on December 3, 1996.  The following is an excerpt of the minutes from this meeting.

Question: Should Accruals for Loss Contingencies Include Probable Legal Fees?

Discussion: FASB Statement No. 5, Accounting for Contingencies, [codified in ASC 450] requires that loss contingencies be accrued when (1) the "causal event" has occurred (for example, the event giving rise to the lawsuit), (2) it is probable a liability has been incurred, and (3) the amount of the loss can be reasonably estimated. However, Statement 5 does not provide any explicit guidance about whether probable legal fees should be included in the measurement of the loss contingency.

Paragraph 20 of FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises, [codified in ASC 944] requires that all costs expected to be incurred related to settling claims, including legal fees, be accrued when the related liability for the unpaid claims is accrued.

The recently issued AICPA Statement of Position, Environmental Remediation Liabilities, addresses accrual of

Ms. Kathryn Jacobson

March 25, 2011

legal fees and makes a distinction between legal fees related to defending against assertions of liability and legal fees incurred after the enterprise concludes it is responsible for participating in a remediation process. That SOP does not address the accounting for legal fees related to defending against assertions of liability, although the SOP does indicate that practice is diverse in accounting for such costs with some enterprises including such costs in their accrual for loss contingencies and other enterprises treating such costs as period costs. That SOP does require the accrual of legal fees expected to be incurred during the remediation process at the time the enterprise concludes it is responsible for participating in a remediation process.

Arthur Andersen internal guidance advocates accrual of probable and reasonably estimable legal fees that relate to loss contingencies. However, our experience is that practice is mixed on this issue.

It is our understanding that the SEC staff has an informal policy of precluding the accrual of legal fees related to loss contingencies.

SEC Staff Response:  The SEC Staff stated that they are internally divided on the appropriate accounting under GAAP for legal fees. They recommended that we bring this issue to Emerging Issues Task Force.

After the December 1996 meeting with the SEC staff, this issue was brought to the Emerging Issues Task Force, and the Task Force declined to add this potential issue to its agenda at the January 23, 1997 meeting. However, the SEC Observer indicated that the SEC Staff would expect a registrant’s accounting policy to be disclosed and consistently applied.

Based on ASC 450 and the position noted by the SEC Observer at the 1997 Task Force meeting, we that believe for claims handled by BBSI, our accounting policy to account for legal costs in the period incurred is in conformity with GAAP.

In light of the error related to the claims administered by AICE, we have re-evaluated our accounting policy related to the BBSI claims.  In order to be consistent in our estimate for all claims we believe it is preferable to conform our accounting policy for the BBSI claims to the required GAAP accounting for the AICE claims.  Accordingly, we plan to retroactively apply a change in accounting policy to accrue legal costs for our BBSI claims as of the beginning of the year ended December 31, 2006.

Ms. Kathryn Jacobson

March 25, 2011

We estimate the increase to the workers’ compensation liability resulting from correction of the error for the captive claims to be approximately $7.2 million and $6.4 million at December 31, 2010 and 2009, respectively.  The increase in the accrual related to the change in accounting method for claims not administered by our insurance captive is $1.0 million and $1.7 million at December 31, 2010 and 2009, respectively.

As reflected in the marked draft of Amendment No. 1 to the subject filing attached as an exhibit to this letter, we have revised the discussion of the issue of accounting for legal expenses incurred in connection with the administration of workers' compensation claims to refer to an error in accounting for the subject legal expenses, except as to claims not handled by our captive insurance subsidiary, as to which we have determined to make a conforming change in accounting method.

On behalf of Barrett Business Services, Inc. the undersigned hereby acknowledges that:

▪                     the company is responsible for the adequacy and accuracy of the disclosures in the filings;

▪                     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪                     the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 360-828-0700 if you have any questions regarding the information contained in this letter.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
___________________________

FORM 8~~‑~~-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

March 11, 2011

BARRETT BUSINESS SERVICES, INC.

(Exact name of registrant as specified in charter)

Maryland

(State or other jurisdiction of incorporation)

0-21886

(SEC File Number)

52-0812977

(IRS Employer Identification No.)

8100 N.E. Parkway Drive, Suite 200 Vancouver, Washington	98662
(Address of principal executive offices)	(Zip Code)

Registrant~~'~~s telephone number, including area code:

(360) 828-0700

            Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note:  This Amendment No. 1 to our Form 8-K originally filed on March 17, 2011 (the "Original 8-K") is being filed to revise the explanation of the reasons that we are restating our previously issued financial statements listed below.  The discussion below amends and supersedes in its entirety the disclosure in the Original 8-K.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On March 11, 2011, the Audit Committee of the Board of Directors of Barrett Business Services, Inc. (the "Company"), determined that the Company's previously issued financial statements (i) for the fiscal years ended December 31, 2006, 2007, 2008 and 2009, as presented in its Annual Report on Form 10-K for the year ended December 31, 2009, and (ii) as of and for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, as presented in the Company's Quarterly Reports on Form 10-Q for those periods, can no longer be relied upon.

The Audit Committee reached this conclusion after the Company's management informed the committee that management had concluded that ~~a change~~the financial statements listed above reflected an error in accounting ~~method~~ for the legal expenses incurred for the administration of workers' compensation claims by the Company's captive insurance subsidiary ~~should be made~~ and that the financial statements for all periods beginning January 1, 2007 should be restated to ~~reflect the effect of~~correct this ~~change~~error.  The Company ~~is also evaluating the preferability of making~~has also determined to make a conforming change to its accounting method for legal expenses incurred for the administration of workers' compensation claims that arose prior to the formation of the insurance captive subsidiary~~.~~ on January 1, 2007.

The Company's historical accounting method for legal expenses incurred for workers' compensation claims administration ~~has been~~was to recognize the expense in the period incurred.  This accounting method was not correct for our insurance captive subsidiary.  The correction ~~and potential change in accounting method, as~~of the error discussed above~~,~~ would ~~reflect~~include estimated legal expenses in the Company's liability for open workers' compensation claims, as well as incurred but not reported claims.  We estimate the increase to the workers~~’~~' compensation liability resulting from ~~these changes~~correction of this error to be approximately $~~8.2~~7.2 million and $6.4 million at December 31, 2010 and ~~2009.  Based on the retroactive~~2009, respectively.  An additional increase will be recorded for the change in accounting method for those claims not administered by our insurance captive in the amount of $1.0 million and $1.7 million at December 31, 2010 and 2009, respectively.  Based on the retrospective application of the correction of the error and the change in accounting method, we estimate the impact on the results of operations for each of the years ended December 31, 2006 through December 31, 2010 will not be material.

The adjustments required ~~by~~to correct the ~~aforementioned~~error and reflect the change in accounting ~~for legal expenses~~method described above will be ~~included within~~reflected in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2010, which the Company intends to file with the Securities and Exchange Commission no later than March 31, 2011.

Management has further determined that, as a result of the issues described above, the Company's internal control over financial reporting was not effective as of December 31, 2010.  During the quarter ~~ended~~ending March 31, 2011, the Company has implemented changes in its control processes, which it believes ~~has~~have remediated the control deficiencies in its financial reporting.

The Audit Committee of the Board of Directors of the Company has discussed the matters ~~disclosed~~described in this Item 4.02 with the Company's independent registered public accounting firm, Moss Adams LLP.

Forward Looking Statements:

The foregoing information regarding the ~~evaluation of possible changes in accounting treatment~~impact of the correction of an error in accounting for legal expenses incurred for workers' compensation claims administration in the Company's financial statements includes forward-looking statements that are subject to risks and uncertainties. Additional considerations and other important risk factors affecting the Company's business are described in the Company's reports on Forms 10-K and 10-Q and other filings with the Securities and Exchange Commission.  The forward-looking statements in this report speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BARRETT BUSINESS SERVICES, INC.
Dated: March ~~17,~~25, 2011	By:	~~/s/ James D. Miller~~
James D. Miller Vice President-Finance, Treasurer and Secretary